UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Patriot National Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

70336F203

(CUSIP Number)

Mitchell L. Lampert, Esq.

Robinson & Cole LLP

1055 Washington Boulevard
Stamford, CT  06901

(203) 462-7559

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 70336F203

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PNBK Holdings LLC; I.R.S. Identification No.: 27-1503906
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of	(7)	Sole Voting Power 0
Shares Beneficially Owned by	(8)	Shared Voting Power 0
Each Reporting Person	(9)	Sole Dispositive Power 0
With	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%
(14)	Type of Reporting Person (See Instructions) OO

CUSIP No 70336F203

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PNBK Sponsor LLC; I.R.S. Identification No.: 27-1503852
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of	(7)	Sole Voting Power 0
Shares Beneficially Owned by	(8)	Shared Voting Power 0
Each Reporting Person	(9)	Sole Dispositive Power 0
With	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.00%
(14)	Type of Reporting Person (See Instructions) OO

CUSIP No 70336F203

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael A. Carrazza
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of	(7)	Sole Voting Power 67,254*
Shares Beneficially Owned by	(8)	Shared Voting Power 67,254*
Each Reporting Person	(9)	Sole Dispositive Power 67,254*
With	(10)	Shared Dispositive Power 67,254*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 67,254
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.7%**
(14)	Type of Reporting Person (See Instructions) IN

* Includes 55,033 shares of Common Stock owned directly by the Reporting Person, and 12,221 shares of Common Stock owned indirectly by the Reporting Person through Solaia Capital Management Profit Sharing Plan FBO Michael A. Carrazza (“Solaia Capital”).

** Calculated based on 3,943,572 shares of Common Stock of Patriot National Bancorp, Inc. (the “Issuer”) outstanding as of March 26, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 30, 2021.

This statement, dated April 2, 2021, constitutes Amendment No. 4 to the Schedule 13D, dated October 15, 2010 (the “Schedule”), regarding the reporting persons’ ownership of certain securities of Patriot National Bancorp, Inc. (the “Issuer”). All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

Item 4. Purpose of Transaction

Pursuant to its Operating Agreement, on March 31, 2021, PNBK Holdings LLC (“Holdings”) completed a pro-rata in-kind distribution of shares of restricted common stock of the Issuer.  The distribution commenced with the transfer of 256,629 shares on January 22, 2021 and the remaining 2,237,535 shares on March 31, 2021. Following these distributions, Holdings no longer owns any shares of the Issuer.

On March 31, 2021, Michael A. Carrazza and Solaia Capital received 31,787 shares and 4,890 shares, respectively, from Holdings as part of its pro rata, in-kind distribution. On March 31, 2021, PNBK Sponsor LLC transferred 815 shares to its beneficial owner, Michael Carrazza.

Item 5. Interest in Securities of the Issuer

(a)

As a result of certain relationships, each of the Reporting Persons may be deemed to directly and/or indirectly beneficially own 67,254 shares of Common Stock, representing in the aggregate approximately 1.7% of the 3,943,572 issued and outstanding shares of Common Stock of the Issuer, based upon the disclosure in Issuer’s most recent Annual Report on Form 10-K for the year ended December 31, 2020, filed on March 30, 2021. Such aggregate number includes 55,033 shares of Common Stock owned by Michael A. Carrazza, and 12,221 shares of Common Stock owned by Solaia Capital.

Due to their relationship with each another, the Reporting Persons may be deemed to constitute a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their beneficial ownership of the shares of Common Stock. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d)(3) of the Act or otherwise, is the beneficial owner of the shares of Common Stock held by any other Reporting Person.

(c)	Other than as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Schedule 13D.

(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)

As of March 31, 2021, following the in-kind distributions described under Item 4, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of shares of Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as reported in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such Reporting Persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 2, 2021	PNBK Holdings LLC

	By:	PNBK Sponsor LLC Its Managing Member

	By:	/s/ Michael A. Carrazza
Name: Michael A. Carrazza
Title: Managing Member

PNBK SPONSOR LLC

	By:	/s/ Michael A. Carrazza
Name: Michael A. Carrazza
Title: Managing Member

/s/ Michael A. Carrazza
Michael A. Carrazza